SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

RESPIRONICS, INC.
(Name of Subject Company (Issuer))
MOONLIGHT MERGER SUB, INC.
a wholly owned subsidiary of
PHILIPS HOLDING USA INC.
a wholly owned subsidiary of
KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Names of Filing Persons (Offerors))
Common Stock, par value $0.01 per share,
and associated common stock acquisition rights
(Title of Class of Securities)
761230101
(CUSIP Number of Class of Securities)
Joseph E. Innamorati, Esq.
Moonlight Merger Sub, Inc.
1251 Avenue of the Americas
20th Floor
New York, NY 10020-1104
(212) 536-0641
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Neil T. Anderson
Matthew G. Hurd
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Telephone: (212) 558-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,899,365,658	$192,545.07

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 74,232,813 outstanding shares of common stock, par value $0.01 per share, including the associated common stock acquisition rights (such rights, together with such shares of the Company’s common stock, the “Shares”) issued under the Rights Agreement, dated June 28, 1996, between Respironics, Inc. and Mellon Investor Services LLC, as amended, for a price of $66.00 per Share. The calculation of the filing fee is based on the Company’s representation of its capitalization as of December 18, 2007.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$192,545.07	Filing Party:	Moonlight Merger Sub, Inc.

Form or Registration No.:	Schedule TO	Date Filed:	January 3, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 3 (this “Amendment”) amends and supplements Item 11 in the Tender Offer Statement on Schedule TO, filed on January 3, 2008 (the “Schedule TO”) with the Securities and Exchange Commission by Moonlight Merger Sub, Inc., a Delaware corporation, as amended on January 16, 2008 and January 28, 2008.
     Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
Item 11. Additional Information.
(a)(2) and (a)(3) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters—U.S. Antitrust Compliance” is hereby amended by adding the following at the end thereof:
On January 30, 2008, the Company and Royal Philips received notice of early termination of the waiting period under the HSR Act with respect to the offer.
The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters—European Union Antitrust Compliance” is hereby amended by adding the following at the end thereof:
Royal Philips and the Company filed the formal notification and application for approval of the offer and the merger with the European Commission on January 30, 2008. Pursuant to the EC Merger Regulation, the member states of the European Union have 15 working days from receipt of a copy of the notification report to request that the European Commission refer jurisdiction to review a merger to their national competition authorities, which 15 working day period Philips expects to expire on or after February 20, 2008. In addition, the European Commission has until 11:59 p.m., Brussels time on March 5, 2008 to determine whether the merger would significantly impede effective competition in the common market or a substantial part of it.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOONLIGHT MERGER SUB, INC.
By:	/s/ Joseph E. Innamorati
	Name:	Joseph E. Innamorati
	Title:	Vice President

Dated: January 30, 2008